ITEM 77(C)
MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

At a special meeting of shareholders, held on May 3, 2012, shares were voted as follows on the proposal presented to shareholders:

To approve a new Investment Advisory Agreement between Forum Funds and Carne Capital, LLC with respect to the Carne Large Cap Value Fund:

For	Against	Abstain

3,028,572	1	801